FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A corporate disclosure on the Addition of an Affiliate Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on August 5, 2004.

[English Translation]
August 5 , 2004

WEBZEN INC.
ADDITION OF AFFILIATED COMPANY

1. Affiliated Company	Name of Company	Webzen Taiwan	Representative	Nam Ju Kim
	Capital Stock (KRW)	2,055,600,000
	Total Assets (KRW)	2,055,600,000
	Major Line of Business	Online game development and service
	2. Amount of Acquisition (KRW)	2,055,600,000
	- Number of Shares Acquired	6,000,000
	- Investment Rate after Acquisition	100%
	3. Name of Affiliated Group	WEBZEN INC.
	4. Number of Affiliated Companies	Before Change	3
		After Change	4
	5. Total Assets of Affiliated Companies (KRW)	Before Change	248,687,901,775
		After Change	250,743,501,775
	6. Reason for Addition	Establishment of an overseas subsidiary in Taiwan
	7. Date of Change	August 4, 2004
8. Other	* The above confirms the disclosure on the investment in establishment of an overseas subsidiary, filed on July 7, 2004
		* Exchange rate used (Korea Exchange Bank basic rate as of 8/4/04): 1 TWD = KRW 34.26

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: August 5 , 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer